09040836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BBVA Securities Inc. (An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny — **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche, LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	**New York**	**New York**	**10281-1414**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Diego Crasny, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.), as of December 31, 2008, are true and correct. I further affirm that neither BBVA Securities Inc. nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diego Crasny

Chief Financial Officer

STATE OF New York

COUNTY OF New York

Subscribed and sworn to before me on this 25th

day of February 2009.

Notary Public

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/30/11

BBVA SECURITIES INC.

(An indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

Filed pursuant to rule 17a-5(c)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte Services LP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities Inc.:

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

BBVA SECURITIES INC.

(AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash	$	304,577
Cash segregated in compliance with Federal regulations		2,000,000
Securities purchased under agreements to resell		20,000,000
Short-term investment with affiliate		500,876
Securities owned, at fair value		9,996,033
Receivable from affiliated clearing organizations		1,898
Receivable from affiliates		258,934
Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization		1,346,248
Other assets		654,162
TOTAL ASSETS	$	35,062,728

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Payable to affiliates	$	2,290
Accrued liabilities and accounts payable		4,250,470
Other liabilities		58,390
Total liabilities		4,311,150
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		69,643,828
Accumulated deficit		(38,892,260)
Total stockholder's equity		30,751,578
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	35,062,728

See accompanying notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a wholly owned subsidiary of BBVA Securities Holdings, S.A. (BBVA Holdings), a Spanish company. BBVA Holdings is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a Spanish financial institution. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and institutional sales of emerging markets fixed income securities. For its fixed income sales business, the Company is self-clearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The statement of financial condition is prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and certain disclosures. These estimates relate mainly to the outcome of litigation and tax and tax-related valuation reserves. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash represents cash on hand and overnight deposits.

Cash Segregated in Compliance With Federal Regulations — Cash of $2,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions — Securities transactions are recorded on

a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities Owned, at Fair Value — Securities owned, are recorded at fair value. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The fair value of the Company's securities owned is based on observable market prices.

Office Furniture, Equipment and Leasehold Improvements — Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In accordance with the Financial Accounting Standards Board ("FASB") Interpretation 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* ("FIN 48"), a tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Stock-Based Compensation — Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R") requires the measurement of stock-based compensation based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation related to restricted stock awards that were first granted in 2007. These amounts are recorded as a capital contribution within additional paid-in capital.

Recent Accounting Pronouncements — SFAS No. 157, *Fair Value Measurements* ("SFAS 157") issued in September 2006 applies to all financial instruments that are being measured and reported on a fair value basis. SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework of measuring fair value and requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories – Level 1: quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data. In 2008, the Company adopted SFAS 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has not adopted the elective provisions of SFAS 159, as most of the assets and liabilities are at or approximate fair value.

In February 2008, the FASB issued Staff Position ("FSP") SFAS No. 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP SFAS 140-3"). Under the guidance in FSP SFAS 140-3, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e., a linked transaction) under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125* ("SFAS 140"). However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions under SFAS 140. FSP FAS 140-3 is effective for new transactions entered into in fiscal years beginning after November 15, 2008. Early adoption is prohibited. The Company is currently evaluating the impact of FSP FAS 140-3 on its statement of financial condition.

In October 2008, the FASB issued FSP SFAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP SFAS 157-3"). FSP SFAS 157-3 clarifies the application of SFAS No. 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP SFAS 157-3 became effective upon issuance and is applicable for prior periods for which financial statements have not been issued. The clarifying guidance provided in FSP SFAS 157-3 did not result in a change to the Company's application of SFAS No. 157.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2008, the Company had a time deposit with BBVA New York Branch totaling $500,876, which includes accrued interest, maturing in less than three months.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $9,996,033 in U.S. Government Obligations. This asset is classified as a Level 1 financial instrument (U.S. Treasuries) and its value is based on an independently quoted market price.

5. OFFICE FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2008, the Company's office furniture, equipment and leasehold improvements comprised of the following:

	Cost	Depreciation	Net
Leasehold improvements	$ 2,900,240	$ (1,674,029)	$ 1,226,211
Computers and equipment	292,732	(255,335)	37,397
Furniture and fixtures	100,335	(17,695)	82,640
Software	421,975	(421,975)	-
Mechanical equipment	797,120	(797,120)	-
	$ 4,512,402	$ (3,166,154)	$ 1,346,248

6. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities, such as BBVA NY Branch, BBVA Bancomer, BBVA Brazil and BBVA Asia. The Receivable from affiliates or Payable to affiliates balances arise from services performed between the Company and its affiliates, and from trades executed with or on behalf of its affiliates. The Company has an Administrative Fee Service Agreement with BBVA NY Branch. The Company also sub-leases office space from an affiliate under a cancelable lease. Amounts related to these activities are included in the statement of financial condition.

Assets and liabilities with related parties consisted of the following:

Cash	$ 13,010
Short-term investment with affiliate	500,876
Receivable from affiliated clearing organizations	1,898
Receivable from affiliates	258,934
	$ 774,718
Liabilities:	
Payable to affiliates	$ 2,290

7. INCOME TAXES

The components of the deferred tax asset as of December 31, 2008 are as follows:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 11,544,006
NY State net operating loss carryforwards	906,238
Other	220,137
Total deferred tax asset	12,670,381
Allowance	(12,670,381)
Net deferred tax asset	$ -

As of December 31, 2008, the Company had approximately $33 million of net operating loss carryforwards for future utilization for Federal income tax purposes, which will begin to expire in 2015. Additionally, the Company had net operating loss carryforwards of approximately $16.2 million for future utilization for New York State income tax purposes, which will begin to expire in 2021. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be realized in the future.

The Company adopted FIN 48 effective January 1, 2007 and it does not expect its unrecognized tax benefit balance to change significantly in the next twelve months. The Company is subject to state and local income taxes, principally in New York State and New York City. The Company is currently under IRS examination for the 2003 tax year. For the remaining state and local jurisdictions, tax years 2005 through 2008 remain subject to examination.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2008, the Company had net capital of $27,301,302, which exceeded the minimum requirement of $250,000 by $27,051,302.

9. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from an affiliate under a cancelable lease which expires on December 29, 2016.

At December 31, 2008, the future minimum rental commitments under such leases are as follows:

2009	$ 360,693
2010	360,693
2011	360,693
2012	402,634
2013	402,634
Thereafter	1,207,899
Total	$ 3,095,246

FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others*, requires the disclosures of representations and warranties that the Company enters into, which may provide general indemnification to others. In the normal course of business, the Company may enter into other legal contracts that contain a variety of these representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition.

10. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The Company made contributions of $303,302 during the year ended December 31, 2008.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year. Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

Restricted Stock — In 2006, BBVA implemented a performance based restricted stock plan (the "Plan") in certain subsidiaries including the Company. BBVA shares awarded at the Company totaled 29,633 shares at December 31, 2008 and vest over a three-year performance-based vesting period.

The fair value of the shares under the Plan was established at grant date and is fixed through the entire term of the Plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounted for the restricted stock award as equity awards in accordance with FAS 123R. During 2008, there were no awards or forfeitures of shares related to the Plan.

11. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates.

The Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

The Company trades primarily emerging markets securities. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the fair value of the emerging markets securities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary.

******

Deloitte.

Deloitte Services LP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009

BBVA Securities Inc
1345 Avenue of the America
New York, NY 10105

In planning and performing our audit of the financial statements of BBVA Securities Inc. (an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP